

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 12, 2006

via U.S. mail and facsimile

Ian G. Cockwell
President and Chief Executive Officer
Brookfield Homes Corporation
8500 Executive Park Avenue, Suite 300
Fairfax, Virginia 22031

> **Re: Brookfield Homes Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 27, 2006**
> **File No. 1-31524**

Dear Mr. Cockwell:

We have reviewed the financial statements and related disclosures in your filings and have the following comments. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you have operating segments based on geographical housing and land regions, which you have stated are economically similar. Based on the selected operating data and your disclosures within MD&A, it is unclear how you arrived at this conclusion. It appears that there is a disparity in the number of home closings and the average selling prices between the four regions presented. Further, you state on page 19 of your 2005 Form 10-K that housing margins are higher in the San Diego and Washington, D.C. regions. As such, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis (e.g., daily, weekly, monthly, quarterly, annually, etc.). Please also provide us with your analysis of paragraph 17 of SFAS 131 for aggregating your operating segments into one reportable segment. For the similar economic characteristics criteria, please provide us with net sales, gross profit, gross profit margins, operating profit, and operating

profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the five years ended December 31, 2005 and the 6-month periods ended June 30, 2006 and 2005 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

* * * *

Please respond to this comment within 10 business days or tell us by then when you will provide us with a response. Please furnish your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief